SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer’s ID (CNPJ) No. 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry No. 1431-1
SEC Registry (CUSIP) No. 20441B308 - Common
SEC Registry (CUSIP) No. 20441B407 - Preferred "B"
LATIBEX Registry No. 29922 - Preferred "B"

NOTICE TO THE SHAREHOLDERS

According to the Notice to Shareholders disclosed on April 28, 2017 and as resolved at COPEL’s 62nd Annual Shareholders’ Meeting held on that same date, the Company will make the payment of Dividends for the 2016 fiscal year on December 28, 2017, as follows:

1.	DIVIDENDS
1.1.	Gross amount: R$223,265,520.08
1.2.	Earnings per share:
1.2.1.	R$0.77927 per common share – ON
1.2.2.	R$0.85932 per Class "B" preferred shares – PNB
1.2.3.	Taxes: Exempt, according to the Law No. 9,249/95
1.3.	Shareholding position on: April 28, 2017
1.4.	Ex-interest from: May 02, 2017

2.	PAYMENT CONDITIONS
2.1.	Bank account deposit (in accordance with the shareholder’s registration data).
2.2.	Money order.

3.	REGISTRATION
3.1.	The shareholders who opt for bank account deposit must send correspondence with authorization to do so (address in item 4.1), indicating the bank, branch and account number.

4.	SHAREHOLDER SERVICES
4.1.	Shareholder and Custody Department
Rua Coronel Dulcídio, 800 – 3º andar - CEP 80420-170 - Curitiba – PR
	Phone: 0800-41-2772	Fax: (41) 3331-2916	e-mail: acionistas@copel.com
4.2.	Depositary Bank abroad: The Bank of New York Mellon
101 Barclay Street, 22th Floor
New York – NY – 10286
Phone: (212) 815-7118
e-mail: Cassandra.miranda@bnymellon.com

Curitiba, December 13, 2017

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 13, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.